Exhibit 99.1

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)[i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		HUTCHMED (China) Limited
1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)
Non-UK issuer				X
2. Reason for the notification (please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii: Expiration of warrants referred to in previous TR-1 dated 06/07/2020.				X
3. Details of person subject to the notification obligationiv
Name		General Atlantic Singapore HCM Pte. Ltd.
City and country of registered office (if applicable)		Singapore
4. Full name of shareholder(s) (if different from 3.)[v]
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		03/01/2022
6. Date on which issuer notified (DD/MM/YYYY):		17/01/2022
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial in- struments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer (8.A + 8.B) vii
Resulting situation on the date on which threshold was crossed or reached	2.99%		2.99%	25,835,000
Position of previous notification (if applicable)	2.81%	2.35%	5.16%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached[v]iii
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rightsix			% of voting rights
		Direct (DTR5.1)	Indirect (DTR5.2.1)	Direct (DTR5.1)	Indirect (DTR5.2.1)
Ordinary Shares KYG4672N1198		25,835,000		2.99%

SUBTOTAL 8. A	25,835,000			2.99%

B 1: Financial Instruments according to DTR5.3.1R (1) (a)
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi		Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to DTR5.3.1R (1) (b)
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

amexv
9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)

Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer xiii

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary) xiv

			X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial in- struments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
GAP (Bermuda) L.P.			2.99%
General Atlantic, L.P.			2.99%
General Atlantic GenPar (Bermuda), L.P			2.99%
General Atlantic (Lux) S.à r.l.			2.99%
General Atlantic GenPar (Lux) SCSp, L.P.			2.99%
General Atlantic Partners (Bermuda) IV, L.P.			2.99%
General Atlantic Partners (Bermuda) EU, L.P.			2.99%
General Atlantic Partners (Lux) SCSp, L.P.			2.99%
GAP Coinvestments III, LLC			2.99%
GAP Coinvestments IV, LLC			2.99%
GAP Coinvestments V, LLC			2.99%
GAP Coinvestments CDA, L.P.			2.99%
General Atlantic Singapore Interholdco Ltd.			2.99%
General Atlantic Singapore Fund Pte. Ltd.			2.99%
General Atlantic Singapore HCM Pte. Ltd.			2.99%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information[x][v][i]

Under DTR 5.1.2R(1) as HUTCHMED (China) Limited is a non-UK Issuer and General Atlantic Singapore HCM Pte. Ltd. now holds less than 5% of the total voting rights as shareholder, we no longer hold a notifiable interest.

Place of completion	Singapore
Date of completion	03/01/2022